Exhibit (a)(1)(xxviii)

Important Notice – Your Immediate Attention is Required

ChemChina offer for Syngenta

Dear ADS Holder,

We are writing to you in our capacity as U.S. information agent of CNAC Saturn (NL) B.V., an indirect wholly owned subsidiary of China National Chemical Corporation (“ChemChina”), in connection with its successful U.S. Offer to purchase:

(i) all of the publicly held registered shares of Syngenta AG that are held by U.S. holders, and

(ii) all outstanding American Depositary Shares representing shares (“ADSs”), each ADS representing one-fifth of a share, from all holders, wherever located,

at a purchase price of U.S. $465 per share and U.S. $93 per ADS, in each case, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated as of March 23, 2016 (the “U.S. Offer”) and in the Common Share Acceptance Letter or ADS Letter of Transmittal, as applicable, accompanying the U.S. Offer. As you may be aware, the main offer period closed on May 4, 2017 and the level of participation from Syngenta shareholders was approximately 82.2% (including Syngenta shares represented by ADSs that were tendered in the main offer period). As a result, there will now be a subsequent offer period for Syngenta shareholders and ADS holders who did not tender their Syngenta shares or ADSs during the main offer period.

Subsequent Offer Period and Payment

Shareholders and ADS holders who did not tender their Syngenta shares or ADSs during the main offer period may accept the offer during the subsequent offer period, which will end on May 24, 2017, 10:00 am EDT and which will not be extended.

Shareholders and ADS holders should be aware that their custodian bank may set a deadline for tendering their Syngenta shares or ADSs prior to May 24, 2017, 10:00 am EDT, and should proceed according to the instructions of their custodian bank.

Payment for Syngenta shares and ADSs validly tendered during the subsequent offer period is expected to occur on June 7, 2017. Payment for ADSs accepted for payment pursuant to the U.S. Offer will be made only after timely receipt of the required documents by The Bank of New York Mellon, the U.S. Tender Agent, in accordance with the procedures set forth in “The U.S. Offer—Procedure for Tendering into the U.S. Offer” of the U.S. Offer.

Squeeze-out and De-listing

Please be aware that ChemChina intends, after the payment for Syngenta shares and ADSs validly tendered during the subsequent offer period, to request the cancellation of the non-tendered securities. Furthermore, ChemChina intends to de-list the Syngenta shares from trading on the SIX Swiss Exchange and the ADSs from trading on the New York Stock Exchange as soon as possible following the settlement of the offers.

For further assistance in connection with the U.S. Offer and/or additional information on how to accept the U.S. Offer, Syngenta shareholders and ADS holders may contact Georgeson, the U.S. information agent, at the following toll-free number:

+1 (866) 431-2096

or by email at syngentaoffer@georgeson.com.